Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), September 8, 2025 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 360 million share buyback program announced on July 31, 2025, as the eighth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Eighth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
01/09/2025	8,500	411.9786	3,501,818.10	—	—	—	—	8,500	411.9786	3,501,818.10
02/09/2025	8,500	418.0797	3,553,677.45	3,390	488.8537	1,657,214.04	1,422,989.90	11,890	418.5591	4,976,667.35
03/09/2025	8,400	423.3304	3,555,975.36	5,065	493.5763	2,499,963.96	2,145,339.36	13,465	423.4174	5,701,314.72
04/09/2025	8,400	426.4904	3,582,519.36	4,030	495.9708	1,998,762.32	1,716,117.73	12,430	426.2781	5,298,637.09
05/09/2025	10,000	421.6391	4,216,391.00	—	—	—	—	10,000	421.6391	4,216,391.00
Total	43,800	420.3283	18,410,381.27	12,485	493.0669	6,155,940.33	5,284,447.00	56,285	420.9794	23,694,828.27

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Eighth Tranche till September 5, 2025, the total invested consideration has been:
•Euro 40,860,601.64 for No. 99,100 common shares purchased on the EXM
•USD 11,964,349.08 (Euro 10,262,817.35*) for No. 24,651 common shares purchased on the NYSE.

As of September 5, 2025, the Company held in treasury No. 15,829,726 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 8.16% of the total issued common shares. Including the special voting shares, the Company held in treasury 8.75% of the total issued share capital.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until September 5, 2025, the Company has purchased a total of 5,134,771 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 1,693,693,116.35.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
2